

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 30, 2017

Via Email
Theodore Gazulis
Chief Financial Officer
Resolute Energy Corporation
1700 Lincoln Street, Suite 2800
Denver, CO 80203

      Re: **Resolute Energy Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed March 13, 2017
              File No. 1- 34464

Dear Mr. Gazulis

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/H. Roger Schwall

          H. Roger Schwall
          Assistant Director
          Office of Natural Resources